UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

PAYCOR HCM, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

70435P 102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Pride Aggregator, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 96,140,927
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 96,140,927

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,140,927
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 53.76%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 178,821,615 shares of the Issuer’s Common Stock, par value $0.001 per share (“Common Stock”), outstanding as of September 16, 2024, as reported on the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2024.

1.	Names of Reporting Persons Apax IX GP Co. Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 96,140,927
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 96,140,927

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,140,927
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 53.76%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 178,821,615 shares of the Issuer’s Common Stock outstanding as of September 16, 2024, as reported on the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 26, 2024.

Item 1(a).	Name of Issuer:

Paycor HCM, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4811 Montgomery Road,

Cincinnati, OH 45212

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i)	Pride Aggregator, LP (“Pride Aggregator”)

(ii)	Apax IX GP Co. Limited (“Apax IX GP”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, a copy of which is incorporated by reference as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

For Pride Aggregator:

C/O Apax Partners US, LLC

601 Lexington Avenue, 53rd Floor

New York, NY, 10022

For Apax IX GP:

Third Floor Royal Bank Place

1 Glategny Esplanade

St Peter Port, Guernsey, GY1 2HJ

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

70435P 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Pride Aggregator holds the securities reported herein directly. Apax IX GP, through majority vote of its sub-investment committee, shares voting and dispositive power over the reported securities held directly by Pride Aggregator and, accordingly, may be deemed the beneficial owner of the reported securities. This statement shall not be construed as an admission that Apax IX GP or any individual member of the sub-investment committee of Apax IX GP is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

PRIDE AGGREGATOR, LP

By: Pride GP, Inc.
Its: General Partner

By:	/s/ Jason Wright
Name: Jason Wright
Title: Director

APAX IX GP CO. LIMITED

By:	/s/ Jeremy Latham
Name: Jeremy Latham
Title: Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022.